Exhibit 99.3

PostFinance Cuts Authentication Times in Half with NICE Real-Time Authentication

One of Switzerland’s leading banks chose NICE Real-Time Authentication (RTA)
 to take customer experience to the next level

Hoboken, N.J., December 6, 2018 – NICE (Nasdaq: NICE) today announced that PostFinance, one of Switzerland’s leading financial institutions and the largest payment service provider in Switzerland, chose NICE Real-Time Authentication (RTA) to help facilitate its move to become the number one among the digital banks in Switzerland.

PostFinance is leading the way in Switzerland as the first Swiss bank to integrate RTA, giving customers access to a new level of customer experience with completely seamless and secure authentication using voice biometrics that allows them to access their information from anywhere in a completely secure manner. This high level of security allows customers to feel at ease when they call PostFinance, knowing they are protected from fraud attempts.

PostFinance has reduced identification and authentication times of customers calling the contact center by more than half and thus improves customer experience. This has led to a higher level of operational efficiency.

As a long-standing trusted partner and customer since 2011, PostFinance has relied on the security and effortless integration of NICE solutions to help them better serve their customers. NICE RTA is a holistic solution that authenticates the caller, calling from anywhere, and for any purpose, in a secure and effortless manner. RTA covers multiple channels and call types, including complex calls that are typical to contact centers, ensuring that customers are not exposed to identity theft or account takeover.

Besnik Shaqiri, Project Manager for Voice Recognition at PostFinance:
“We look forward to making authentication easier for our customers and working with NICE has been seamless. This was an effective, easy to implement solution that will help in serving our customers, making it easy for them to get the information they need and complete interactions effortlessly, securely and quickly. The acceptance of RTA by our customers has been higher than we could have expected in just a few weeks since the launch, and they are excited to be part of a new era of technology in Swiss Banking.”

John O’Hara, President of NICE EMEA:
“Together with Mobatime AG, our local Swiss partner and system integrator for this RTA project, we are proud to support a major Swiss Bank as it achieves its goals of offering services with less customer effort while at the same time supporting security and increasing contact center efficiency. NICE Real-Time Authentication provides PostFinance with the ability to maximize operational productivity, while saving their customers time. Continuing to be on the cutting edge of technology, PostFinance leads the way in the Swiss banking industry and is setting the standard for the contact with the customers. We are proud to be aligned with such a digital powerhouse.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Mobatime
Mobatime AG has been, for more than 20 years, the local reseller and contact for Nice Systems on the Swiss market. As authorised NICE gold partner, Mobatime is the specialist for quality management systems, voice recording solutions and real- time authentication systems for contact centres, banks and insurances. Mobatime offers everything from project planning to installation as well as operation and maintenance services. www.mobatime.ch

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.